BAYTEX PROVIDES UPDATE TO DEBT FINANCING

FOR RANGER ACQUISITION

CALGARY, ALBERTA (April 13, 2023) - Baytex Energy Corp. ("Baytex") (TSX, NYSE: BTE) announced today the pricing and upsizing to US$800 million aggregate principal amount of its previously announced private offering (the "offering") of senior unsecured notes due 2030 (the "Notes") and as a result is providing an update on the debt financing commitments related to the previously announced merger (the "Merger") with Ranger Oil Corporation ("Ranger"), which is expected to close in the second quarter of 2023, subject to the satisfaction of customary closing conditions.

The Financing Transactions

As previously announced, in connection with the Merger, Baytex entered into debt commitment letters with Canadian Imperial Bank of Commerce ("CIBC"), Royal Bank of Canada ("RBC") and The Bank of Nova Scotia to provide for aggregate debt commitments of US$1.75 billion, the proceeds of which will be used, in part, to fund a portion of the costs and expenses of the Merger. Pursuant to the debt commitment letters, CIBC, RBC and BNS have committed to provide a new US$1.0 billion revolving credit facility (the "Bank Facility") (an increase from the committed amount of US$850 in the aggregate as of April 1, 2022) and a US$250 million term credit facility (the "Term Loan" and, together with the Bank Facility, the "Credit Facilities"), and CIBC and RBC have committed to provide a 364-day bridge loan facility in an aggregate principal amount of US$500 million (the "Bridge Loan").

At the closing of the Merger, we intend to increase the revolving capacity of the Bank Facility to US$1.1 billion (an increase from the committed amount of US$1.0 billion), with the current maturity date of April 1, 2026 remaining unchanged, and amend the facility to provide for the Term Loan, which Term Loan will mature two years from the closing date of the Merger. Assuming completion of the offering, Baytex does not anticipate incurring any borrowings under the Bridge Loan in connection with the Merger.

Pro Forma Consolidated Capitalization

The following table sets forth our consolidated capitalization as of December 31, 2022, on a historical basis and as adjusted to give effect to (i) the Merger; (ii) the financing transaction related to our Credit Facilities described above; and (iii) the offering, and assumes the estimated net proceeds therefrom, together with borrowings under the Bank Facility and the Term Loan, will be used to fund the cash portion of the consideration for the Merger, to repay certain outstanding indebtedness of Ranger and Baytex, and to pay fees and expenses in connection with the Merger.

	As of December 31, 2022
	Actual	As Adjusted
	(Canadian dollars in thousands)

Cash and cash equivalents(1)	$5,464	$15,739
Long-Term Debt:
Credit Facilities(2):
Bank Facility(1)(3)	385,394	765,384
Term Loan(3)(4)	-	270,670
Long-Term Notes:
8.750% Senior Notes due 2027(3)	554,597	554,597
8.500% Senior Notes due 2030(3)	-	1,082,680
Less: Unamortized Debt Issuance Costs	(9,362)	(42,398)
Total Long-Term Debt	$930,629	$2,630,933
Shareholders' Equity(5)	$3,030,417	$4,561,546
Total Capitalization	$3,961,046	$7,192,479

Notes:

(1) As of March 31, 2023, Baytex had approximately US$ 294.4 million of borrowings outstanding under the Bank Facility. As of March 31, 2023, estimated pro forma cash and cash equivalents were approximately $21.8 million with approximately $830.5 million outstanding under the amended Bank Facility, resulting in approximately $654.5 million in available borrowing capacity after giving effect to the Merger and the financing transactions described above.

(2) Baytex has a revolving letter of credit facility that is guaranteed by Export Development Canada under which we had $15.7 million of outstanding letters of credit as of December 31, 2022.

(3) Principal amount of instruments. Converted to CAD at the exchange rate of C$1.35:US$1.00 as of December 31, 2022

(4) Reflects anticipated term loan funding of US$200.0 million.

(5) Reflects an increase due to the issuance of Baytex common shares to Ranger shareholders as consideration for the Merger. The share consideration of C$1.5 billion, which is based on 7.49 Baytex common shares being issued per share of Ranger common stock and 41.6 million shares of Ranger common stock, including shares to be issued in a unit exchange and shares to be issued in respect of certain outstanding Ranger restricted stock unit awards, outstanding as of March 27, 2023, multiplied by a share price of C$4.92, which is the closing share price of the Baytex common shares on the TSX on March 27, 2023. The actual value of the share consideration will be calculated based on the trading price of Baytex common shares on the TSX and the NYSE, the USD to CAD exchange rate and the number of shares of Ranger Class A common stock outstanding at closing of the Merger.

Forward-Looking Statements

In the interest of providing Baytex's shareholders and potential investors with information regarding Baytex, including management's assessment of Baytex's future plans and operations, certain statements in this press release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements"). In some cases, forward-looking statements can be identified by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "intend", "may", "objective", "ongoing", "outlook", "potential", "project", "plan", "should", "target", "would", "will" or similar words suggesting future outcomes, events or performance.  The forward-looking statements contained in this press release speak only as of the date thereof and are expressly qualified by this cautionary statement.

Forward-looking statements in this press release include, but are not limited to, statements relating to: (i) the Merger and its expected timing and closing; (ii) the terms of the offering and the anticipated use of the net proceeds of the offering; (iii) the anticipated size, composition and terms of the Credit Facilities; and (iv) our pro forma capitalization upon completion of the Merger and the offering.

Although Baytex believes the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Baytex can give no assurance that such expectations will prove to be correct. Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to: the ability to obtain shareholder, and regulatory approvals of the Merger; the ability to complete the Merger on the anticipated terms and timetable; the completion of the offering on the terms anticipated or at all; the use of proceeds from the offering may change from that disclosed herein; the risk that the Notes, if issued, may be subject to the special mandatory redemption; risk that our pro forma adjusted capitalization is different from that disclosed herein; changes in business and market conditions; and the risk factors discussed in our Registration Statement on Form F-4, initially filed with the U.S. Securities and Exchange Commission (the "SEC") on April 7, 2023 (Registration No. 333-271191) and our management information circular and proxy statement dated April 3, 2023 for our annual and special meeting of shareholders (the "Information Circular") filed on SEDAR at www.sedar.com. There may be additional risks that Baytex presently does not know, or that Baytex currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of the assumptions below prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. These forward-looking statements are based on certain key assumptions regarding, among other things, the ability of Baytex and Ranger to satisfy all conditions to closing of the Merger; the completion of the Merger on the timing anticipated; the completion of the offering and the use of proceeds therefrom; the anticipated terms of the Credit Facilities, including the amount to be drawn thereon and the use of proceeds from borrowings thereunder; and our pro forma capitalization upon completion of the Merger. Readers are cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.

The above summary of assumptions and risks related to forward-looking statements has been provided in order to provide shareholders and potential investors with a more complete perspective on Baytex's current and future operations and such information may not be appropriate for other purposes. There is no representation by Baytex that actual results achieved will be the same in whole or in part as those referenced in such forward-looking statements and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

This press release contains information that may be considered a financial outlook under applicable securities laws about the Company's pro forma capitalization upon completion of the Merger, which are subject to numerous assumptions, risk factors, limitations and qualifications, including those set forth herein. The actual capitalization of the Company will vary from the amounts set forth in this press release and such variations may be material. This information has been provided for illustration only and with respect to future periods are based on budgets and forecasts that are speculative and are subject to a variety of contingencies and may not be appropriate for other purposes. Accordingly, these estimates are not to be relied upon as indicative of future results. Except as required by applicable securities laws, the Company undertakes no obligation to update such financial outlook. The financial outlook contained in this press release was made as of the date of this press release and was provided for the purpose of providing further information about the Company's potential future capitalization upon completion of the Merger. Readers are cautioned that the financial outlook contained in this press release is not conclusive and is subject to change.

No Offer or Solicitation

This communication relates to the proposed Merger between Baytex and Ranger. This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the Merger or otherwise, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities in the United States shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

Baytex has filed a copy of the merger agreement on its profile on SEDAR (www.sedar.com). Further, Baytex has filed the Information Circular, which contains important information about the Merger and related matters. Shareholders of Baytex are advised to read the Information Circular in connection with Baytex's solicitation of proxies for the meeting of Baytex shareholders to approve the Merger. Baytex shareholders may obtain copies of the Information Circular on Baytex's SEDAR profile (www.sedar.com).

Important Additional Information and Where to Find it

In connection with the proposed Merger, Baytex has filed with the SEC a registration statement on Form F-4 (the "Registration Statement") to register the Baytex securities to be issued in connection with the proposed Merger (including a prospectus therefor). Baytex and Ranger also plan to file other documents with the SEC regarding the proposed Merger. This communication is not a substitute for the Registration Statement or the prospectus or for any other document that Baytex or Ranger may file with the SEC in connection with the Merger. U.S. INVESTORS AND U.S. HOLDERS OF BAYTEX AND RANGER SECURITIES ARE URGED TO READ THE REGISTRATION STATEMENT AND OTHER DOCUMENTS RELATING TO THE PROPOSED MERGER (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS) BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT BAYTEX, RANGER AND THE PROPOSED MERGER. Shareholders may obtain free copies of the Registration Statement, proxy statement/prospectus and other documents containing important information about Baytex and Ranger through the website maintained by the SEC at http://www.sec.gov. Copies of such documents may also be obtained from Baytex and Ranger without charge.

Participants in the Solicitation

Baytex, Ranger and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Baytex's shareholders and the solicitation of proxies from Ranger's shareholders, in each case with respect to the Merger. Information about Baytex's directors and executive officers is available in the Annual Information Form published February 23, 2023, in the Information Circular and in the Registration Statement. Other information regarding the participants in the solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the Registration Statement, the proxy statement/prospectus and other relevant materials that have been and will be filed with the SEC regarding the Merger. Shareholders, potential investors and other readers should read the proxy statement/prospectus carefully before making any voting or investment decisions.

Baytex Energy Corp.

Baytex Energy Corp. is an energy company based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Eagle Ford in the United States. Baytex's common shares trade on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information about Baytex, please contact:

Brian Ector, Vice President, Capital Markets

Toll Free Number: 1-800-524-5521

Email: investor@baytexenergy.com